SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Orange awarded a mobile operator licence in the Republic of Armenia press release

Paris, October 7, 2008

Orange awarded a mobile operator license in the Republic of Armenia

Orange has been awarded the third mobile operator license (GSM and 3G) in the Republic of Armenia. This announcement, which was made public by the Armenian government today, follows Orange's submission of a formal bid of €51.5 million on October 6.

Following a detailed analysis of local market conditions, Orange firmly believes in the potential for the Group’s development in the Republic of Armenia thanks to its experience and its know-how for offering innovative and high-performance services. Commercial activities will be launched in the coming months following the formal attribution of the license and frequencies by the Armenian regulatory authorities.

The Republic of Armenia has a population of around three million people, of which a third live in the capital city, Yerevan.

About France Télecom

France Telecom, one of the world’s leading telecommunications operators, serves close to 174 million customers in five continents as of June 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (26.3 billion euros for the first half 2008). As of June 30, 2008, the Group had 113.8 million mobile customers and 12.2 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contact: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 8, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer